FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated July 29, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CNPJ 01.838.723/0001-27
A Publicly Traded Company with Authorized Capital
Rua Jorge Tzachel, 475,
Itajaí, SC

ANNOUNCEMENT TO THE MARKET

At a meeting held today, Mr. Ely David Mizrahi and Mr. José Eduardo Cabral Mauro were appointed to the positions of Vice President for Food Service and Vice President for the Domestic Market on BRF’s Executive Officers with a term of office until May 2013. These appointments have been made pursuant to the final approval of the Administrative Council for Economic Defense (Cade) in July 2011, the corporate structure of BRF now to be as follows:

Name	Position
José Antonio do Prado Fay	Chief Executive Officer
Antonio Augusto de Toni	External Market Vice President
Ely David Mizrahi	Food Service Vice President
Fabio Medeiros Martins Silva	Dairy Vice President
Gilberto Antonio Orsato	Human Resources Vice President
José Eduardo Cabral Mauro	Internal Market Vice President
Leopoldo Viriato Saboya	Chief Financial, Administrative and Investor Relations Officer
Luiz Henrique Lissoni	Supply Chain Vice President
Nelson Vas Hacklauer	Strategy and New Business Vice President
Nilvo Mittanck	Operations and Technology Vice President
Wilson Newton de Mello Neto	Corporate Affairs Vice President

São Paulo (SP), July 28, 2011.

Leopoldo Viriato Saboya
Chief Financial, Administration and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 29, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director